UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2020

OPENING NIGHT ENTERPRISES, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10712

California (State or other jurisdiction of incorporation or organization)	81-4737793 (I.R.S. Employer Identification Number)

80 W. Sierra Madre Blvd., Ste. 141 Sierra Madre, CA (Address of principal executive offices)	91024 (Zip Code)

(626) 355-1049

Registrant’s telephone number including area code

Class A Investor Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms and references to the “Company,” “we,” “us” or “our” all refer to Opening Night Enterprises, LLC

Special Note Regarding Forward-Looking Statements: This report may include forward-looking statements.  All statements other than statements of historical fact contained in this report, including statements regarding the Company’s future financial condition, business strategy, financing and distribution plans and objectives of management and any potential or anticipated opportunity or result of any Company endeavor constitutes a forward-looking statement.  A number of presentations and disclosures in this report, including any statements preceded by, followed by or which include the words, “may”, “should”, “would”, “believe”, “expect”, “estimate”, “intend”, “anticipate”, “plan”, “assume” or similar expressions, are intended to identify forward-looking statements.  These forward-looking statements are based on information available to us at the time the statements are made and on assumptions, expectations, beliefs current thereto which concern future developments and their potential effect on the Company.  These forward-looking statements involve risks, uncertainties and other factors, many of which are outside the Company’s control, which may cause actual results and performances to be materially different from the future results or performances anticipated or implied by these forward-looking statements.

To the extent that this report contains forward-looking statements regarding the financial condition, operating results, business strategy or any other aspect of the Company, please be advised that the Company’s actual financial condition, operating results and business performance may differ materially from those projected or estimated by the Company in its forward-looking statements.  Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Semiannual Report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. For edification of the reader, the purpose of the Company is to produce a certain hour-long unscripted competition television series prospectively entitled “OPENING NIGHT” (the “Series”) in which, throughout the 13-week/13-episode initial season of the Series, the Company presents and markets to millions of viewers select portions of the up to six new musical theater shows (the “Musicals”).

Operating Results:

The Company has been in existence under the laws of the State of California since December 12, 2016 and legally began its operations as of January 1, 2017. However, the Company is and has to the present point in its existence been both pre-revenue and also pre-operational insomuch as it cannot begin undertaking genuine production of the Series until it is independently capitalized, which it has and will seek to do through this offering. Per the Company’s plan of operations, the Company was to rely on the monies raised from this offering to finance production of the Series. We anticipate sources of funding to begin in Q4 2020 or Q1 2021, once the Offering is re-qualified and we have had time to launch a preliminary Company and Offering awareness campaign to potential investors.

The Company had been targeting live theatrical performances as one of its primary eventual revenue sources, however, due to the COVID-19 coronavirus pandemic, the shut-down of Broadway and other regional theaters, implementation of social-distancing requirements in those venues that are open or opening not to mention the widespread reluctance of people to travel great distances to see theater or to sit in enclosed public spaces such as theaters, the Company will, for the time being, concentrate on maximizing eventual shorter and longer-term returns from exploitation of the Series itself and of the Musicals’ underlying rights in various other media and formats, such as motion picture, television and merchandising rights exploitation. Television content, in particular, has become even more explosively valuable and sought after as a result of the COVID-19 pandemic and people spending more time at home interacting with their televisions. The increased interaction combined with the shutdown of new and ongoing production during the height of the pandemic, have left distributors of televised content with a surplus of capital, a greatly exhausted content library and a dearth of new available content to purchase, all of which should result in higher available licensing fees and opportunities for the Series.

As a result of the foregoing, the Company’s eventual financial success may, for the time being, potentially be contingent on Series and other ancillary licenses and exploitations of the Musicals as opposed to live performances on stage following the premier of the Series. However, that may also speed up the timeline to profitability for the Company as the initial fees could come in from third party distributors instead of live performance of the Musicals down the line. Upon achieving a “purchase” under the option agreement that Company maintains with each of its underlying Musicals, the Company shall also have the right to exploit the each Musical and their underlying rights in ancillary media formats. So, irrespective of a given Musical’s success on the live stage, the Company may very well be able to derive value and even potentially achieve great profits from the exploitation of the Musical or portions of their underlying rights in other media formats.

The proceeds from the Offering will satisfy the Company’s cash requirements and we anticipate to begin raising funds within the next six months (pending re-qualification of this Offering) to implement the plan of operations.

As with most of the world’s businesses, the Company’s operations will likely be affected by the advent of the late 2019 – 2020(21) coronavirus outbreak and pandemic known as “COVID-19.” Unlike most companies across most industries, which have experienced predominantly negative COVID-19 pandemic effects, the Company believes that, upon securing its initial operating financing in late 2020 - 2021, it will be able to benefit from certain effects of the pandemic on other areas of the entertainment industry, including the pandemic’s impact on the live theater industry.

Broadway is officially shut down until at least January 3, 2021 and there is no known date to reopen the country’s major live stage performance theaters. This shutdown creates a massive void in the theater-going community. People who love live stage productions and the world of theater will have almost nowhere to go to engage with that form of entertainment. Even when the major theaters in New York City and elsewhere throughout the country reopen, because of the nature of live theater performances, things will not be ready to get underway immediately upon reopening. There will be a lag between the time the theaters are announced to reopen and the time that Broadway-level performances are actually able to open their curtains to the public due to the fact that live performances, unlike filmed entertainment, require months of rehearsals and learning before they are ready to be presented to audiences. Additionally, in order to see the very best of theater, one must travel to one of the handful of theatrical epicenters around the world, most typically New York City or London. Where the pandemic has created panic around the idea of air-travel, and major cities including New York City have been vilified as ground-zero for the COVID-19 virus’ spread across the United States, it is unlikely that people will be traveling in droves to see Broadway shows anytime in the near future, even after the theaters are reopened.

With the industry’s best stage performers out of work for months or more on end, the Series could potentially secure some of the best live theater performers in the world for bargain prices to perform in the Series, thus greatly enhancing the Series’ prestige, while simultaneously increasing its quality.

The Company hopes to capitalize on the desire of the public to engage with the world of live theater by presenting both the on-stage and behind-the-scenes/making-of aspects of the theater world while also using a staff of performers that is among the best in the world. There will undoubtedly be issues to navigate in the post-pandemic television production world, as many states have developed their own set of complicated and often costly COVID-19 production safety guidelines. Production insurance is another question mark at the moment, though, even without a government-assisted underwritten cure-all, productions have been moving forward signing new standard coverage waivers related to coronavirus-related shutdowns and furloughs. In the insurance arena, unscripted series’ like Company’s Series should have a leg-up on their narrative competition, as it is less costly and problematic to get unscripted series participants to present themselves on-set and there is more opportunity to shoot in an organic manner with smaller units.

As described in the “Liquidity and Capital Resources” subsection immediately below, the vast majority of the Company’s expenses to date have existed in the form of legal, accounting and other professional fees associated with securing the foundational financing and third party rights necessary to establish the company and launch its Series development and production operations. The Company expects that these third party costs but more so other third party costs associated with forthcoming development and production of the Series, will ramp-up exponentially until such time as the Series has completed production of its initial season. These costs and the corresponding operations of the Company have not been able to accelerate to this point due to the fact that the Company had barely any opportunity to begin soliciting financing via this offering before the offering had its qualification withdrawn by the Securities and Exchange Commission (“SEC”).

Total Expenses

Total expenses mainly consist of a combination of Company’s third party professional fees, such as outside legal counsel and accountant and auditor fees, and general and administrative expenses, such as office expenses. Total Company expenses amounted to $16,094 for the second three months of 2020, as compared to $6,523 for the second three months of 2019, an increase of $9,571 or approximately 146.7%. The increase is primarily the result of increased spending on outside professional fees related to Company’s change in legal counsel, accountant and auditor in connection with this Offering and its attempt to have this Offering re-qualified by the SEC. Where Company and its previous legal counsel failed to file any of Company’s requisite follow-on filings in connection with this Offering, the Offering was disqualified and Company retained new legal counsel, accountant and auditor to undertake the various filings with the SEC that the previous counsel failed to perform. As a result, the legal and accounting and audit costs in 2020 have reflected the cost of the work that should have been performed in 2019 as well as the work that needed to be performed in 2020 all in connection with maintenance of this Offering’s qualification.

Total expenses mainly consist of a combination of Company’s third party professional fees, such as outside legal counsel and accountant and auditor fees, and general and administrative expenses, such as office expenses. Total Company expenses amounted to $16,126 for the first six months of 2020, as compared to $7,521 for the first six months of 2019, an increase of $8,605, or approximately 114.4%. The increase is primarily the result of increased spending on outside professional fees related to Company’s change in legal counsel, accountant and auditor in connection with this Offering and its attempt to have this Offering re-qualified by the SEC. Where Company and its previous legal counsel failed to file any of Company’s requisite follow-on filings in connection with this Offering, the Offering was disqualified and Company retained new legal counsel, accountant and auditor to undertake the various filings with the SEC that the previous counsel failed to perform. As a result, the legal and accounting and audit costs in 2020 have reflected the cost of the work that should have been performed in 2019 as well as the work that needed to be performed in 2020 all in connection with maintenance of this Offering’s qualification.

Liquidity and Capital Resources:

The earliest point in time that the Company could start to consider receiving income, would be once it had the ability to negotiate with and license the Series to third party distributors. However, it had never been Company’s plan to rely on third party distributors to pay license fees to distribute the Series, because Company’s managers have sought to maintain:

(a) autonomy over production of the Series (i.e., over its eventual look, feel and content);

(b) the greatest possible range of distribution opportunities and partners; and

(c) the greatest scope of rights to exploit future stage and ancillary media productions based on each of the Musical properties and their underlying rights.

Accordingly, it has been the goal of the Company and its managers to treat the production of the Series itself as a loss-leader, which will build value and audiences for the Musicals, which the Company can then capitalize on in other forms of entertainment and media after the Series. Though the Company and its managers are taking the aforementioned long-view of internal asset development, upside preservation and long-term profitability, they are not foreclosed to the idea of realizing initial revenues at an earlier point in time, particularly now, given the shutdown of Broadway and the theater industry and the increased cash-flow and dearth of new content available to distributors of televised content. The earliest point in time that the Company presently conceives of potentially earning revenues is the late development stage. That point in time, would be prior to pre-production, but once the Company had locked-in all of its rights agreements with for the Musicals and with the Series’ so-called “key-man” attachments, such as celebrity and industry judges, director(s), talent agreements with key personnel, such as the Musical owners/creators, celebrity performers, and the like. At that point in time, the Company’s managers would enter discussions with potential domestic market distributors of the Series where they would broach such topics as co-financing, co-production, licensing and potentially ad-revenue and subscriber-revenue sharing opportunities. While this eventuality would be more common in the former context, it is also potentially possible in the latter. The former (i.e., ad-revenue sharing) opportunity would inherit in the realm of ad-sponsored television, such as major network broadcast or basic cable.

Until now, the Company’s developmental, and indeed all of its, operations have been entirely financed by Company’s managers. Those costs have continued to mount, primarily as the result of professional fees (attorneys, accountants and auditors) necessary to meet the ongoing U.S. federal securities law compliance measures required to qualify and maintain this offering. In addition to the professional fees and expenses associated with maintaining this offering and meeting federal securities regulations, the Company has also had to spend on legal and other professionals for purposes of drafting and negotiating the necessary contracts and plans to option, license and/or acquire the rights to the underlying Musical properties and to ensure the participation of key third parties in the Series, these costs are ongoing at present, though it is believed that much of the outside legal costs associated with at least the initial option of the Musical properties for use in the Series have been realized.

The Company has not yet generated any revenue since inception to date and has sustained net operating losses of $11,470 during the year ended December 31, 2019 and a net operating loss of $16,126 through the first six months of 2020. The Company had a working capital deficit of $369 and an accumulated deficit of $36,301 as of December 31, 2019 and a working capital of $305 and an accumulated deficit of $52,427 as of June 30, 2020.

First Six Months of Fiscal Year Ending June 30, 2020 Compared to First Six Months of Fiscal Year Ending June 30, 2019

The following table sets forth information about our net cash flow for the years indicated:

	For Six Months Ending June 30,
	2020	2019
Net cash used in operating activities	(16,826)	(8,321)
Net cash provided by financing activities	16,800	8,400

Net cash flow used in operating activities was $16,826 for the initial six months of fiscal year ending June 30, 2020, compared to $8,321 used in operating activities for the first six months of fiscal year ended June 30, 2019, an increase of more than 200% equating to a doubling of the Company’s beginning of the year operating expenses. As discussed hereinabove (see, Operating Results), the dramatic increase in operating costs relative to income during the initial 6 months of 2020 as compared with the same period in 2019, can be explained by the fact that while the Company was pre-revenue and pre-financing in both periods, ongoing deficiencies tied to this Offering had to be remedied for current as well as past periods of Company operation, which has meant a dramatic increase in third party professional fees and expenses during the first half of 2020 as compared with the first half of 2019.

Net cash flow provided by financing activities was $16,800 for the first six months of fiscal year ended June 30, 2020, compared to $8,400 raised via financing activities for the first six months of fiscal year ended June 30, 2019, an increase of exactly 200%. The increase is less a function of successful fund raising than the Manager’s ongoing contributions as necessary to cover the mounting operational and (primarily) Offering costs (i.e., it was due to more contribution by existing members and less withdraw to members for the first six months of the fiscal year ended June 30, 2020 than 2019.)

Trend Information:

Prior to the advent of the COVID-19 coronavirus pandemic, which hit New York City hardest and earliest among all major U.S. cities and which abruptly prompted a shutdown of all Broadway shows on March 12, 2020, and which, as of the date of this writing, is set to remain closed until at least January 3, 2021, the Broadway box office had been trending up for decades, in terms of not only grosses, but also in terms of attendance, with the past 3 seasons in particular breaking and remaining above the 13 Million people per year mark for the first time (see, statistics from The Broadway League, at https://www.broadwayleague.com/research/statistics-broadway-nyc/, last visited Oct. 1, 2020).  Prior to the shutdown, the shows on Broadway had been getting bigger, driving even larger box office grosses from quarter to quarter.  If this trend remained reversed, whether from pandemic-related causes or otherwise, during the period that the Company planned on exhibiting its Musicals, then that could potentially affect the projected revenues of those shows.  Although the Company believes that the effects of the 2019-2020 coronavirus pandemic will have long since subsided and perhaps a cure available for COVID-19 by the time the Musicals would be ready to undertake production of their live stage debuts on Broadway and/or elsewhere, it is still not certain what lingering effects, if any, the pandemic may have on tourism to New York City and/or other locations where the Musicals may ultimately look to premier, thereby potentially affecting long-term attendance and/or ticket prices for the live shows.

With the emergence of live television musical specials and a foray of theatrical releases of classic movie musicals, interest in musicals has never been higher. Despite the foregoing dampening of attendance to live shows on Broadway and elsewhere, the Company believes that enthusiasm for live stage and theatrical performances is higher than ever, with passions stoked, in part, by the long absence of the artform’s availability to the public, creating even greater appeal for the Series. As a result of these trends the financial benefits have unlimited potential for a positive material effect on the operation.

We are creating a new paradigm of how musicals are promoted, funding is raised and popularity is increased. Where creative individuals with an idea and a musical, can share that on the world stage. All while marketing their show to millions through television and other mediums. Additionally, the musical world plays a larger part in the mainstream culture; creating hundreds of new jobs for talented artists, directors, set designers, costume designers, choreographers, lighting and audio directors, technical staff, ticket sellers, etc., all working in tandem for the benefit of these six shows on stage and off; generating interest upon creatives to write musicals for others to enjoy and participate in.

An unlikely scenario which could impact the planned business operations of the Company would be an immediate decaying of the public’s interest in watching competition-style reality television programming.  However, that does not seem likely given the ongoing success and proliferation of such series’ over the past decade (see, e.g., Comcast Spotlight Report, Trend Insights, ‘Is There Too Much TV, II: Unscripted Series’ Growing Popularity’ (2017), at http://www.comcastspotlight.com/sites/default/files/pdf/documents/Too_much_TV_vol2.pdf, last visited Sept. 15, 2017).

The Company’s business model is focused on two distinct segments of the entertainment industry, namely television and live theater.  However, even more specifically, the Company’s business focuses on unscripted competition programing and musical theater.  Aside from the recent pandemic and its effects on live theater throughout the world, both of these market niches have experienced continued growth in terms of value and viewership over the past several years and the Company’s Managers believe that now is a good time to be entering these marketplaces with a strong and unique product such as that of the Series and its accompanying Musicals.

As a result of the COVID-19 coronavirus pandemic hitting the major commercial centers of the western live theater world, namely New York City and London, in late 2019 through the present, there have been myriad changes, mostly bad, but also some positive, to both the theater industry and to the televised entertainment industry.

The theater industry at large have experienced nothing but negative ramifications as a result of the COVID-19 pandemic. The entire western live theater industry has effectively been shut down for months, with re-opening of the industry still somewhat uncertain the major theatrical centers of New York City and London are currently set to re-open theaters after May 30, 2021 for Broadway but as early as this month (November) 2020 for London’s West End. Not only have the theaters themselves been forced to close their doors, robbing the theater owners of all potential revenues, but crowd restrictions and shelter-in-place restrictions have foreclosed any ability for production professionals to rehearse or train together in order to be ready for any eventual re-opening of the theaters. All of the foregoing has obviously been devastating for the theater world. However, it will also have built anticipation and eagerness among theatergoers to see and interact with the theatrical world again.

On the television side of the entertainment industry, the COVID-19 pandemic has created numerous production obstacles, namely the mandated shutdown of all ongoing television productions in the major production centers throughout the world and the inability to properly plan for or undertake new productions or resume those that were shut down. Additionally, the uncertainty about federal and local government rulings, union stipulations have made producers and financiers fearful of being the first to undertake production coming out of the mandated lockdowns, as have the unknown future costs and availability of key industry protection policies such as completion bonds, production, general liability and other such insurance policies. The fact that even within the United States, each State is rolling out its own unique and widely varying set of film and television production protocols in response to the fear of the contraction and spread of coronavirus means that in addition to uncertainty, current and future productions now also face mounting costs from industry unions and state legislatures mandating that the productions pay for a host of new personnel including medically trained persons to take everyone’s temperatures, disinfection and enhanced cleaning protocols, more private trailers and other individualized confinement measures, the requirement to provide and wear masks, gloves and the like while on-set, the inability to have large or even entire production units on-set or working with each other at the same time and many other potential obstacles that will drive-up the overall costs of the productions and create uncertainty surrounding feasibility of production logistics, particularly on larger productions.

Despite the foregoing, the COVID-19 pandemic has certainly not all been bad news for the television industry. The shelter-in-place rules, combined with curfews, restrictions on crowd sizes and the closure of bars, restaurants, movie theaters, sporting and other forms of live entertainment venues, not to mention the massive loss of jobs and income has forced entire populations throughout the world to be at home with their televisions and this has meant record-breaking viewership for televised programing of all types and formats. Not only is television viewership way up, but it is being consumed at such a rapid rate, that people are on the hunt for new things to watch. As a result, there is increased demand for new content, such as the Series.

The Company’s managers believe that because the re-opening and then repopulating of the theaters with ready-to-go productions will take so long and even when it does occur, there will likely be capacity and ticketing restrictions due to social-distancing protocols, forcing ticket-prices to spike from their previous record levels, which will further drive down audience numbers and drive-up demand for theatrical content outside of the theaters. Furthermore, the Company’s managers believe that because so much of the theatrical world is centered around venues and performances in New York City and other major international city hubs, which were hit the hardest by the COVID-19 pandemic, and because people are so reluctant to travel by air as a result of the pandemic, even when the theaters do reopen, the audiences from across the globe may not be there to meet them. All of the foregoing supports the managers’ view that there will be an larger than normal portion of the population coming out of the pandemic that will have an enhanced desire to engage with the type of theatrical entertainment offered by the Series and there will also be increased demand from distributors for fresh television content. These are obviously positives for the Company and for the ability of the Series to find meaningful distribution and reach wider, more engaged theater audiences.

Item 2. Other Information

Replacement of Independent Accountant/Auditor:

The Company’s original independent accounting firm, Cashuk, Wiseman, Goldberg, Birnbaum, & Salem, LLP Certified Public Accountants (“CWGBS”), who conducted the Company’s initial audit(s) as set forth in each of Company’s Form 1-A Offering Circular filings in connection with this Offering (see, FORM 1-A at ‘Part F/S’), officially resigned as Company’s auditors as of March 10, 2020, giving notice via email from a CWGBS partner to Company Manager Charles Jones II, informing the Manager that CWGBS would be unable to continue as the Company’s auditors for purposes of ongoing SEC filings on account of the fact that CWGBS did not meet the perceived SEC requirements of being a PCAOB-registered firm. After discussions between Company’s Managers, another PCAOB-registered firm and Company’s legal counsel, Manager Charles Jones II informed CWGBS that they did not need to be PCAOB-registered, however, by email dated March 19, 2020, CWGBS further informed Company Manager Charles Jones II that CWGBS was unable to perform the necessary ongoing audits on behalf of Company.

Upon receipt of notice of resignation, Company Manager Charles Jones II began searching for a replacement independent accountant and auditor. On or about April 8, 2020, a new accountant, Melody Shi Yiru, and a new independent auditor, TAAD LLP, were retained by the Company to render forthcoming accounting statements and independent audits in connection with the Company’s ongoing SEC reporting requirements in connection with this Offering. TAAD LLP is a PCAOB-registered firm and Melody Shi Yiru is an accountant with experience in generating accounting statements for new and established companies undertaking registered securities offerings.

Of the ten (10) separate SEC filings made by Company to-date or any such SEC filings covering Company’s financial statements from the past two years, which contained audits generated by CWGBS of Company’s financial statements, none of those audits contained any adverse notes or opinions generated by CWGBS. Nor did any such audits contain any disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company has no, nor has it ever had, an audit or similar committee of the board of directors, as referenced in 17 CFR §229.304(a)(1)(iii)(A), nor does Company have, nor has it ever had a true board of directors as described in 17 CFR §229.304(a)(1)(iii)(B). The decision to change accountants was approved by Company Managing Member Charles Jones II, who, at this time leads all of the Company’s day-to-day operations and who is expected to remain the sole constantly active participant and Manager of all of the Company’s day-to-day operations until such time as the Company is adequately capitalized to undertake its normal planned operations.

At no point in time during the Company’s two most recent fiscal years immediately preceding the replacement of CWGBS, were there any disagreements between CWGBS or its partners or employees on the one hand and either Company or any of its Managers, officers or employees on the other hand, with respect to any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure. Company and its Managers have authorized, or will hereafter authorize, CWGBS to respond fully to the inquiries of the successor accountant concerning the subject matter of any alleged or perceived disagreement should CWGBS believe that any such prior disagreement, as described in 17 CFR §229.304(a)(1)(iv), had existed at any time during the two year period immediately preceding replacement of CWGBS.

At no point in time during the Company’s two most recent fiscal years immediately preceding the replacement of CWGBS or any subsequent interim period preceding CWGBS’ replacement, were there any “reportable events” as defined and described in 17 CFR §229.304(a)(1)(v).

In response to disclosure inquiries set forth in 17 CFR §229.304(b), Company proffers that there were no disagreements of the type described in paragraph (a)(1)(iv) of 17 CFR §229.304 nor was there any reportable event as described in paragraph (a)(1)(v) of 17 CFR §229.304 either during the fiscal year in which the change of accountants took place or during the subsequent fiscal year.

Item 3. Financial Statements

OPENING NIGHT ENTERPRISES, LLC

BALANCE SHEETS

	June 30, 2020 (Unaudited)	December 31, 2019

ASSETS

Current Assets
Cash and cash equivalents	$305	$331

Total Assets	$305	$331

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accrued expenses	$-	$-
Income tax payable	-	700

Total Liabilities	-	700

Total members' equity (deficit)	305	(369)
Total Liabilities and Members' Equity	$305	$331

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019

Revenue	$-	$	$-	$

Expenses
General & Administrative	79	887	111	935
Professional Fees	15,915	5,537	15,915	6,487
Total expenses	15,994	6,423	16,026	7,421

Loss before taxes	(15,994)	(6,423)	(16,026)	(7,421)

Income tax expense	100	100	100	100

Net loss	$(16,094)	$(6,523)	$(16,126)	$(7,521)

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF MEMBERS' EQUITY(DEFICIT)

FOR THE QUARTER ENDED JUNE 30, 2020 AND 2019

Total
Members'
Equity(DEFICIT)

Ending Balance, March 31, 2020	$(401)

Contributions	16,800
Distributions	-
Net loss	(16,094)

Ending Balance, June 30, 2020	$305

Total
Members'
Equity(DEFICIT)

Ending Balance, March 31, 2019	$(1,422)

Contributions	7,350
Distributions	-
Net loss	(6,523)

Ending Balance, June 30, 2019	$(595)

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF MEMBERS' EQUITY(DEFICIT)

FOR THE TWO QUARTERS ENDED JUNE 30, 2020 AND 2019

Total
Members'
Equity(DEFICIT)

Ending Balance, December 31, 2019	$(369)

Contributions	16,800
Distributions	-
Net loss	(16,126)

Ending Balance, June 30, 2020	$305

Total
Members'
Equity(DEFICIT)

Ending Balance, December 31, 2018	$(1,474)

Contributions	8,400
Distributions	-
Net loss	(7,521)

Ending Balance, June 30, 2019	$(595)

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF CASH FLOWS (Unaudited)

	For the six months ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,126)	$(7,521)
Changes in Operating Assets and Liabilities:
Accrued expenses	-	-
Income tax payable	(700)	(800)
Net cash used in operating activities	(16,826)	(8,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Member's contribution	16,800	8,400
Net cash provided by financing activities	16,800	8,400

Net increase (decrease) in cash	(26)	79

Cash, beginning of period	331	276

Cash, end of period	$305	$355

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income tax paid	$-	$-
Interest expense	$-	$-

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES LLC

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2020 (Unaudited)

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Opening Night Enterprises, LLC (the Company) was formed under the laws of the State of California on December 12, 2016 and started operations on January 1, 2017. The Company has adopted a December 31 calendar year end for reporting requirements.

2.	The Company was formed to create television programs that promote musical theater entertainment. The Company aims to blend television and certain mobile platforms with the musical theater industry, develop undiscovered creative teams and generate revenue in both television and live on stage realms. The Company has not generated any revenues.

3.

Basis of Presentation The summary of significant accounting policies presented below is designed to assist in understanding the Company’s unaudited financial statements. Such unaudited financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying unaudited financial statements. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America were omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The results for the six months ended June 30, 2020, are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

These unaudited financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2019. The accompanying balance sheet as of December 31, 2019, has been derived from the Company’s audited financial statements as of that date.

4.	Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

5.	Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

6.	Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of June 30, 2020, there are no such leases.

7.	Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At June 30, 2020, the Company has no uninsured cash balances.

8.	Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense as of June 30, 2020.

9.	Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

10.	Cash and Cash Equivalents, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

11.

Recent Accounting Pronouncement

The management believe the recently issued but not yet adopted accounting pronouncements will not have a material impact on its financial position results of operations or cash flows.

NOTE B-GOING CONCERN:

The Company has not yet generated any revenue since inception to date and has sustained operating loss of $16,094 and $6,523 during the three months ended June 30, 2020 and 2019, respectively. The Company has sustained operating loss of $16,126 and $7,521 during the six months ended June 30, 2020 and 2019, respectively. The Company had a working capital of $305 and members’ equity of $305 as of June 30, 2020 and a working capital deficit of $369 and members’ equity of $(369) as of December 31, 2019. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE C-INCOME TAXES:

Opening Night Enterprises, LLC is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a $800 minimum tax.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities.

The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none as of June 30, 2020.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE D-RETIREMENT PLAN:

The Company currently does not sponsor a retirement plan for its employees

NOTE E-COMMITMENTS AND CONTINGENCIES:

As of the date of the financial statements, the Company has not signed office facility leases.

NOTE F-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC Topic 820, the following Summarizes the fair value hierarchy:

Level 1 Inputs-Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs-Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs-Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

As of June 30, 2020, there were no assets and liabilities measured at fair value.

NOTE G-MEMBERS’ EQUITY:

The member of the Company contributed $16,800 and $8,400 during the six months ended June 30, 2020 and 2019, respectively.

Item 4. Exhibits

INDEX TO EXHIBITS
EXHIBIT
1A-2A *	Articles of Organization – Opening Night Enterprises, LLC (California)
1A-2B **	Revised Operating Agreement – Opening Night Enterprises, LLC
1A-4 **	Revised Subscription Agreement with Attached Investor Questionnaire
1A-6***	JumpStart Selling Agreement
1A-8 **	Revised Escrow Agreement with PrimeTrust
1A-9 ^	Item 304 Letter from Issuer’s Former Accounting Firm

^ Provided herewith;

* Previously filed as Exhibits to the Form 1-A filed on Dec. 29, 2017;

** Previously filed as Exhibits to the Form 1-A Post-Qualification Amendment No. 3, filed on Aug. 7, 2020;

*** Previously filed as Exhibits to the Form 1-A Amendment No. 5, filed on Jan. 23, 2019.

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opening Night Enterprises, LLC

By:	/s/ CHARLES JONES II
	Name:	Charles Jones II
	Title:	Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHARLES JONES II	Managing Member, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	November 3, 2020
Charles Jones II
/s/ CHARLES JONES II	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 3, 2020
Charles Jones II

/s/ REGINA DOWLING	Managing Member, establishing Majority of	November 3, 2020
Governing Body of Opening Night Enterprises LLC
Regina Dowling